VIA EDGAR

January 20, 2023

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	333-268967
	Funds:	LVIP JPMorgan Core Bond Fund LVIP JPMorgan Mid Cap Value Fund LVIP JPMorgan Small Cap Core Fund LVIP JPMorgan U.S. Equity Fund (each a “Fund”)

Dear Mr. Oh:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-268967) relating to the proposed reorganization of certain series of the JPMorgan Insurance Trust into the Funds. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2022 (Accession No.0001193125-22-311201).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on January 20, 2023.

No fees are required in connection with this filing.

Please call Sam Goldstein, Esq. at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust

By: /s/ William P. Flory, Jr.
Name: William P. Flory, Jr.
Title: Chief Accounting Officer